UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

China Kanghui Holdings

(Name of Issuer)

Ordinary Shares*

American Depositary Shares

(Title of Class of Securities)

16890V100 **

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing six ordinary shares.
**	This CUSIP number applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 16890V100	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS IDG-Accel China Growth Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,960,712[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,960,712
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,960,712
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.94%[2]
12	TYPE OF REPORTING PERSON PN

[1]	Includes 11,742,290 ordinary shares and 369,737 American Depositary Shares (“ADSs”) representing 2,218,422 ordinary shares.
[2]	Based on 140,401,842 outstanding ordinary shares as of December 31, 2011, and does not include 619,758 ordinary shares reserved for future option exercises.

SCHEDULE 13G

CUSIP No. 16890V100	Page 3 of 19 Pages

1	NAMES OF REPORTING PERSONS IDG-Accel China Growth Fund-A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,853,014[3]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,853,014
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,853,014
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.03%[4]
12	TYPE OF REPORTING PERSON PN

[3]	Includes 2,399,660 ordinary shares and 75,559 ADSs representing 453,354 ordinary shares.
[4]	Based on 140,401,842 outstanding ordinary shares as of December 31, 2011, and does not include 619,758 ordinary shares reserved for future option exercises.

SCHEDULE 13G

CUSIP No. 16890V100	Page 4 of 19 Pages

1	NAMES OF REPORTING PERSONS IDG-Accel China Investors L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,300,588[5]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,300,588
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,300,588
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.93%[6]
12	TYPE OF REPORTING PERSON PN

[5]	Includes 1,093,930 ordinary shares and 34,443 ADSs representing 206,658 ordinary shares.
[6]	Based on 140,401,842 outstanding ordinary shares as of December 31, 2011, and does not include 619,758 ordinary shares reserved for future option exercises.

SCHEDULE 13G

CUSIP No. 16890V100	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSONS IDG-Accel China Growth Fund Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 16,813,726[7]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 16,813,726
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,813,726
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.98%[8]
12	TYPE OF REPORTING PERSON PN

[7]

Includes 11,742,290 ordinary shares and 369,737 ADSs representing 2,218,422 ordinary shares held by IDG-Accel China Growth Fund L.P. and 2,399,660 ordinary shares and 75,559 ADSs representing 453,354 ordinary shares held by IDG-Accel China Growth Fund-A L.P. Each of IDG-Accel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. is controlled by its general partner IDG-Accel China Growth Fund Associates L.P., which in turn is controlled by its general partner IDG-Accel China Growth Fund GP Associates Ltd. The two directors of IDG-Accel China Growth Fund GP Associates Ltd. are Quan Zhou and Patrick J. McGovern, who jointly control voting and investment power over the ordinary shares owned by IDG-Accel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. Each of Messrs Patrick McGovern and Quan Zhou disclaims the beneficial ownership of any of the ordinary shares held by IDG-Acccel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. except to the extent of his pecuniary interest therein.

[8]	Based on 140,401,842 outstanding ordinary shares as of December 31, 2011, and does not include 619,758 ordinary shares reserved for future option exercises.

SCHEDULE 13G

CUSIP No. 16890V100	Page 6 of 19 Pages

1	NAMES OF REPORTING PERSONS IDG-Accel China Growth Fund GP Associates Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 16,813,726[9]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 16,813,726
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,813,726
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.98%[10]
12	TYPE OF REPORTING PERSON PN

[9]

Includes 11,742,290 ordinary shares and 369,737 ADSs representing 2,218,422 ordinary shares held by IDG-Accel China Growth Fund L.P. and 2,399,660 ordinary shares and 75,559 ADSs representing 453,354 ordinary shares held by IDG-Accel China Growth Fund-A L.P. Each of IDG-Accel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. is controlled by its general partner IDG-Accel China Growth Fund Associates L.P., which in turn is controlled by its general partner IDG-Accel China Growth Fund GP Associates Ltd. The two directors of IDG-Accel China Growth Fund GP Associates Ltd. are Quan Zhou and Patrick J. McGovern, who jointly control voting and investment power over the ordinary shares owned by IDG-Accel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. Each of Messrs Patrick McGovern and Quan Zhou disclaims the beneficial ownership of any of the ordinary shares held by IDG-Acccel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. except to the extent of his pecuniary interest therein.

[10]	Based on 140,401,842 outstanding ordinary shares as of December 31, 2011, and does not include 619,758 ordinary shares reserved for future option exercises.

SCHEDULE 13G

CUSIP No. 16890V100	Page 7 of 19 Pages

1	NAMES OF REPORTING PERSONS IDG-Accel China Investors Associates Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,300,588[11]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,300,588
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,300,588
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.93%[12]
12	TYPE OF REPORTING PERSON PN

[11]

Includes 1,093,930 ordinary shares and 34,443 ADSs representing 206,658 ordinary shares held by IDG-Accel China Investors L.P., which is controlled by IDG-Accel China Investors Associates Ltd., its general partner. The two directors of IDG-Accel China Investors Associates Ltd. are Quan Zhou and James W. Breyer, who jointly control voting and investment power over the ordinary shares owned by IDG-Accel China Investors L.P. Each of Messrs James Breyer and Quan Zhou disclaims the beneficial ownership of any of the ordinary shares held by IDG-Accel China Investors L.P. except to the extent of his pecuniary interest therein.

[12]	Based on 140,401,842 outstanding ordinary shares as of December 31, 2011, and does not include 619,758 ordinary shares reserved for future option exercises.

SCHEDULE 13G

CUSIP No. 16890V100	Page 8 of 19 Pages

1	NAMES OF REPORTING PERSONS Quan Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,114,314[13]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,114,314
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,114,314
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.90%[14]
12	TYPE OF REPORTING PERSON IN

[13]

Includes (i) 11,742,290 ordinary shares and 369,737 ADSs representing 2,218,422 ordinary shares, , (ii) 2,399,660 ordinary shares and 75,559 ADSs representing 453,354 ordinary shares and (iii) 1,093,930 ordinary shares and 34,443 ADSs representing 206,658 ordinary shares held by IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P. and IDG-Accel China Investors L.P., respectively. Each of IDG-Accel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. is controlled by its general partner IDG-Accel China Growth Fund Associates L.P., which in turn is controlled by its general partner IDG-Accel China Growth Fund GP Associates Ltd. The two directors of IDG-Accel China Growth Fund GP Associates Ltd. are Quan Zhou and Patrick J. McGovern, who jointly control voting and investment power over the ordinary shares owned by IDG-Accel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. Each of Messrs Patrick McGovern and Quan Zhou disclaims the beneficial ownership of any of the ordinary shares held by IDG-Acccel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. except to the extent of his pecuniary interest therein. IDG-Accel China Investors L.P. is controlled by IDG-Accel China Investors Associates Ltd., its general partner. The two directors of IDG-Accel China Investors Associates Ltd. are Quan Zhou and James W. Breyer, who jointly control voting and investment power over the ordinary shares owned by IDG-Accel China Investors L.P. Each of Messrs James Breyer and Quan Zhou disclaims the beneficial ownership of any of the ordinary shares held by IDG-Accel China Investors L.P. except to the extent of his pecuniary interest therein.

[14]	Based on 140,401,842 outstanding ordinary shares as of December 31, 2011, and does not include 619,758 ordinary shares reserved for future option exercises.

SCHEDULE 13G

CUSIP No. 16890V100	Page 9 of 19 Pages

1	NAMES OF REPORTING PERSONS Patrick J. McGovern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,813,726[15]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,813,726
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,813,726
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.98%[16]
12	TYPE OF REPORTING PERSON IN

[15]

Includes 11,742,290 ordinary shares and 369,737 ADSs representing 2,218,422 ordinary shares held by IDG-Accel China Growth Fund L.P. and 2,399,660 ordinary shares and 75,559 ADSs representing 453,354 ordinary shares held by IDG-Accel China Growth Fund-A L.P. IDG-Accel China Growth Fund Associates L.P. Each of IDG-Accel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. is controlled by its general partner IDG-Accel China Growth Fund Associates L.P., which in turn is controlled by its general partner IDG-Accel China Growth Fund GP Associates Ltd. The two directors of IDG-Accel China Growth Fund GP Associates Ltd. are Quan Zhou and Patrick J. McGovern, who jointly control voting and investment power over the shares owned by IDG-Accel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. Each of Messrs Patrick McGovern and Quan Zhou disclaims the beneficial ownership of any of the ordinary shares held by IDG-Acccel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. except to the extent of his pecuniary interest therein.

[16]	Based on 140,401,842 outstanding ordinary shares as of December 31, 2011, and does not include 619,758 ordinary shares reserved for future option exercises.

SCHEDULE 13G

CUSIP No. 16890V100	Page 10 of 19 Pages

1	NAMES OF REPORTING PERSONS James W. Breyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,300,588[17]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,300,588
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,300,588
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.93%[18]
12	TYPE OF REPORTING PERSON IN

[17]

Includes 1,093,930 ordinary shares and 34,443 ADSs representing 206,658 ordinary shares held by IDG-Accel China Investors L.P, which is controlled by IDG-Accel China Investors Associates Ltd., its general partner. The two directors of IDG-Accel China Investors Associates Ltd. are Quan Zhou and James W. Breyer, who jointly control voting and investment power over the shares owned by IDG-Accel China Investors L.P. Each of Messrs James Breyer and Quan Zhou disclaims the beneficial ownership of any of the shares of us held by IDG-Accel China Investors L.P. except to the extent of his pecuniary interest therein.

[18]	Based on 140,401,842 outstanding ordinary shares as of December 31, 2011, and does not include 619,758 ordinary shares reserved for future option exercises.

SCHEDULE 13G

CUSIP No. 16890V100	Page 11 of 19 Pages

Item 1	(a)	Name of Issuer:

China Kanghui Holdings (“Issuer”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

No. 1-8 Tianshan Road, Xinbei District, Changzhou Jiangsu Province 213022, People’s Republic of China

Item 2	(a)	Name of Person Filing:

IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P., IDG-Accel China Investors L.P., IDG-Accel China Growth Fund Associates L.P., IDG-Accel China Growth Fund GP Associates Ltd., IDG-Accel China Investors Associates Ltd., Quan Zhou, Patrick J. McGovern and James W. Breyer

Item 2	(b)	Address of Principal Business Office or, If None, Residence

IDG-Accel China Growth Fund L.P. Unit 1509, The Center 99 Queen’s Road Central, Hong Kong

IDG-Accel China Growth Fund-A L.P. Unit 1509, The Center 99 Queen’s Road Central, Hong Kong

IDG-Accel China Investors L.P. Unit 1509, The Center 99 Queen’s Road Central, Hong Kong

IDG-Accel China Growth Fund Associates L.P. Unit 1509, The Center 99 Queen’s Road Central, Hong Kong

IDG-Accel China Growth Fund GP Associates Ltd. Unit 1509, The Center 99 Queen’s Road Central, Hong Kong

IDG-Accel China Investors Associates Ltd. Unit 1509, The Center 99 Queen’s Road Central, Hong Kong

Quan Zhou Unit 1509, The Center 99 Queen’s Road Central, Hong Kong

SCHEDULE 13G

CUSIP No. 16890V100	Page 12 of 19 Pages

Patrick J. McGovern One Exeter Plaza, 15th Floor Boston, MA 02116-2851

James W. Breyer 428 University Avenue Palo Alto, CA 94301

Item 2	(c)	Citizenship

IDG-Accel China Growth Fund L.P. - Cayman Islands

IDG-Accel China Growth Fund-A L.P. - Cayman Islands

IDG-Accel China Investors L.P. - Cayman Islands

IDG-Accel China Growth Fund Associates L.P. - Cayman Islands

IDG-Accel China Growth Fund GP Associates Ltd. - Cayman Islands

IDG-Accel China Investors Associates Ltd. - Cayman Islands

Quan Zhou - United States

Patrick J. McGovern - United States

James W. Breyer - United States

Item 2	(d)	Title of Class of Securities:

Ordinary shares, par value $0.001 per share

American Depository Shares, each representing six ordinary shares

Item 2	(e)	CUSIP Number:

16890V100

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

SCHEDULE 13G

CUSIP No. 16890V100	Page 13 of 19 Pages

Item 4.	Ownership

(a) Amount Beneficially Owned:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
IDG-Accel China Growth Fund L.P.	13,960,712 ordinary shares	9.94%	13,960,712 ordinary shares	0	13,960,712 ordinary shares	0
IDG-Accel China Growth Fund-A L.P.	2,853,012 ordinary shares	2.03%	2,853,012 ordinary shares	0	2,853,012 ordinary shares	0
IDG-Accel China Investors L.P.	1,300,588 ordinary shares	0.93%	1,300,588 ordinary shares	0	1,300,588 ordinary shares	0
IDG-Accel China Growth Fund Associates L.P.	16,813,726 ordinary shares	11.98%	16,813,726 ordinary shares	0	16,813,726 ordinary shares	0
IDG-Accel China Growth Fund GP Associates Ltd.	16,813,726 ordinary shares	11.98%	16,813,726 ordinary shares	0	16,813,726 ordinary shares	0
IDG-Accel China Investors Associates Ltd.	1,300,588 ordinary shares	0.93%	1,300,588 ordinary shares	0	1,300,588 ordinary shares	0
Quan Zhou	18,114,314 ordinary shares	12.90%	0	18,114,314 ordinary shares	0	18,114,314 ordinary shares
Patrick McGovern	16,813,726 ordinary shares	11.98%	0	16,813,726 ordinary shares	0	16,813,726 ordinary shares
James W. Breyer	1,300,588 ordinary shares	0.93%	0	1,300,588 ordinary shares	0	1,300,588 ordinary shares

The percentages of ownership set forth above are based on 140,401,842 outstanding ordinary shares as of December 31, 2011, and do not include 619,758 ordinary shares reserved for future option exercises.

Includes (i) 11,742,290 ordinary shares and 369,737 ADSs representing 2,218,422 ordinary shares, (ii) 2,399,660 ordinary shares and 75,559 ADSs representing 453,354 ordinary shares and (iii) 1,093,930 ordinary shares and 34,443 ADSs representing 206,658 ordinary shares held by IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P. and IDG-Accel China Investors L.P., respectively. Each of IDG-Accel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. is controlled by its general partner IDG-Accel China Growth Fund Associates L.P., which in turn is controlled by its general partner IDG-Accel China Growth Fund GP Associates Ltd. The two directors of IDG-Accel China Growth Fund GP Associates Ltd. are Quan Zhou and Patrick J. McGovern, who jointly control voting and investment power over the ordinary shares owned by IDG-Accel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. Each of Messrs Patrick McGovern and Quan Zhou disclaims the beneficial ownership of any of the ordinary shares held by IDG-Acccel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. except to the extent of his pecuniary interest therein. IDG-Accel China Investors L.P. is controlled by IDG-Accel China Investors Associates Ltd., its general partner. The two directors of IDG-Accel China Investors Associates Ltd. are Quan Zhou and James W. Breyer, who jointly control voting and investment power over the ordinary shares owned by IDG-Accel China Investors L.P. Each of Messrs James Breyer and Quan Zhou disclaims the beneficial ownership of any of the ordinary shares held by IDG-Accel China Investors L.P. except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

SCHEDULE 13G

CUSIP No. 16890V100	Page 14 of 19 Pages

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SCHEDULE 13G

CUSIP No. 16890V100	Page 15 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2012

IDG-Accel China Growth Fund L.P.

By:	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

IDG-Accel China Growth Fund-A L.P.

By:	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

IDG-Accel China Investors L.P.

By:	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

IDG-Accel China Growth Fund Associates L.P.

By:	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

IDG-Accel China Growth Fund GP Associates Ltd.

By:	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

IDG-Accel China Investors Associates Ltd.

By:	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

SCHEDULE 13G

CUSIP No. 16890V100	Page 16 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2012

Quan Zhou

By:	/s/ Quan Zhou
Name:	Quan Zhou

Patrick J. McGovern

By:	/s/ Patrick J. McGovern
Name:	Patrick J. McGovern

James W. Breyer

By:	/s/ James W. Breyer
Name:	James W. Breyer

SCHEDULE 13G

CUSIP No. 16890V100	Page 17 of 19 Pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement